UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 (Unaudited)
(FROM APRIL 1, 2013 TO SEPTEMBER 30, 2013)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 (Unaudited)

(FROM APRIL 1, 2013 TO SEPTEMBER 30, 2013)

CONSOLIDATED

Released on November 18, 2013

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the six months ended September 30
	2012	2013
Net sales	¥353,540	¥429,634
Operating income	41,723	39,337
Income before income taxes	36,577	38,441
Net income attributable to Nidec Corporation	¥26,199	¥27,103
Per share data:
Net income attributable to Nidec Corporation
Earning per share – basic	¥195.28	¥201.99
Earning per share – diluted	¥182.27	¥188.53

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the six months ended September 30
	2012	2013

Consolidated net income	¥28,157	¥28,315
Other comprehensive income (loss), net of tax	(17,612)	19,181
Total comprehensive income	10,545	47,496
Less: Comprehensive income attributable to noncontrolling interests	(829)	(1,923)
Comprehensive income attributable to Nidec Corporation	¥9,716	¥45,573

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2013
	March 31	September 30
Current assets	¥500,690	¥540,602
Investments	17,060	17,521
Property, plant, equipment and others	487,667	496,620
Total assets	1,005,417	1,054,743

Current liabilities	364,877	292,648
Long-term liabilities	186,723	269,399
Total liabilities	551,600	562,047
Total Nidec Corporation shareholders’ equity	415,653	453,151
Noncontrolling interests	38,164	39,545
Total liabilities and equity	¥1,005,417	¥1,054,743

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the six months ended September 30
	2012	2013
Net cash provided by operating activities	¥39,995	¥45,526
Net cash used in investing activities	(78,180)	(17,140)
Net cash provided by (used in) financing activities	32,446	(12,295)
Effect of exchange rate changes on cash and cash equivalents	(6,474)	7,378
Net (decrease) increase in cash and cash equivalents	(12,213)	23,469
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥118,077	¥216,889

Pursuant to ASC 805 “Business Combinations,” our consolidated financial statements for the six months ended September 30, 2012 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec Minster Corporation (formerly The Minster Machine Company), Nidec ASI S.p.A. (formerly Ansaldo Sistemi Industriali S.p.A.) and Nidec Avtron Automation Corporation (formerly Avtron Idustrial Automation, Inc.) , which became our consolidated subsidiaries during the six months ended September 30, 2012. We completed our valuation of such assets and liabilities during the three months ended March 31, 2013. Accordingly, our consolidated results of operations for the three months ended June 30, 2013 have also been retrospectively adjusted.

In addition, our consolidated financial statements for the three months ended March 31, 2013 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries during the three months ended December 31, 2012. We completed our valuation of such assets and liabilities during the three months ended September 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, Nidec Minster Corporation, Nidec Sankyo Corporation, Nidec ASI S.p.A., Nidec Avtron Automation Corporation, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., SCD Co., Ltd. and Nidec Kinetek Corporation, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2013 Compared to Six Months Ended September 30, 2012 (Unaudited)

Net Sales

	(Yen in millions) For the six months ended September 30
	2012	2013	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors(1):
Hard disk drives spindle motors	¥88,605	¥92,427	¥3,822	4.3
Other small precision motors	79,847	88,028	8,181	10.2
Sub-total	168,452	180,455	12,003	7.1
Automotive, appliance, commercial and industrial products	112,633	164,048	51,415	45.6
Machinery	31,266	43,717	12,451	39.8
Electronic and optical components(1)	37,427	37,429	2	0.0
Others	3,762	3,985	223	5.9
Consolidated total	¥353,540	¥429,634	¥76,094	21.5

Notes:

(1)

Starting in the nine months ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Our net sales increased ¥76,094 million, or 21.5%, from ¥353,540 million for the six months ended September 30, 2012 to ¥429,634 million for the six months ended September 30, 2013. This increase included the net sales at newly consolidated subsidiaries, which consisted of:

•

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

•

Nidec Avtron Automation Corporation (renamed from “Avtron Industrial Automation, Inc.”) (“Nidec Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012,

•

SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012,

•

Nidec Kinetek Corporation (renamed from “Kinetek Group Inc.”) (“Nidec Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012, and

•

Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (renamed from “Jiangsu Kaiyu Auto Appliance Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012.

The average exchange rate between the Japanese yen and the U.S. dollar for the six months ended September 30, 2013 was ¥98.85 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥19.44, or 24.5%, compared to the six months ended September 30, 2012. The average exchange rate between the Japanese yen and the Euro for the six months ended September 30, 2013 was ¥130.00 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥29.36, or 29.2%, compared to the six months ended September 30, 2012. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥64,200 million and a positive effect on our operating income of approximately ¥8,700 million for the six months ended September 30, 2013 compared to the six months ended September 30, 2012.

(Small precision motors)

Net sales of small precision motors increased ¥12,003 million, or 7.1%, from ¥168,452 million for the six months ended September 30, 2012 to ¥180,455 million for the six months ended September 30, 2013. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥31,200 million for the six month ended September 30, 2013 compared to the six months ended September 30, 2012. This positive effect of foreign currency exchange fluctuations more than offset the negative effect of generally declining trends in the numbers of units sold of the products in the small precision motor category and the unit prices of such products on a U.S. dollar basis. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥3,822 million, or 4.3%, from ¥88,605 million for the six months ended September 30, 2012 to ¥92,427 million for the six months ended September 30, 2013. The number of units sold of small precision motors for hard disk drives for the six months ended September 30, 2013 decreased approximately 13% compared to the six months ended September 30, 2012. The average unit price of spindle motors for the six months ended September 30, 2013 decreased approximately 4% on a U.S. dollar basis, and increased approximately 20% on a Japanese yen basis compared to the six months ended September 30, 2012, reflecting the 24.5% depreciation of the Japanese yen against the U.S. dollar.

Sales of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2013 increased approximately 1% compared to the six months ended September 30, 2012, and sales of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2013 increased approximately 10% compared to the six months ended September 30, 2012. The number of units sold of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2013 decreased approximately 15% compared to the six months ended September 30, 2012, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2013 decreased approximately 9% compared to the six months ended September 30, 2012. The average unit price of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2013 decreased approximately 5% on a U.S. dollar basis and increased approximately 18% on a Japanese yen basis compared to the six months ended September 30, 2012. The average unit price of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2013 decreased approximately 3% on a U.S. dollar basis and increased approximately 20% on a Japanese yen basis compared to the six months ended September 30, 2012.

Net sales of hard disk drives spindle motors accounted for 25.1% of total net sales for the six months ended September 30, 2012 and 21.5% of total net sales for the six months ended September 30, 2013.

Other small precision motors

Net sales of other small precision motors increased ¥8,181 million, or 10.2%, from ¥79,847 million for the six months ended September 30, 2012 to ¥88,028 million for the six months ended September 30, 2013. The increase in net sales was mainly due to the depreciation of the Japanese yen against the U.S. dollar, which had a positive effect on sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries and sales at Nidec Sankyo Corporation and Nidec Seimitsu Corporation for the six months ended September 30, 2013 compared to the six months ended September 30, 2012.

Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for the six months ended September 30, 2013 increased approximately 7% compared to the six months ended September 30, 2012. This was mainly due to the 24.5% depreciation of the Japanese yen against the U.S. dollar, despite an approximately 11% decrease in the number of units sold and an approximately 3% decrease in the average unit price on a U.S. dollar basis.

Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the six months ended September 30, 2013 increased approximately 21% compared to the six months ended September 30, 2012. This was mainly due to the depreciation of the Japanese yen against the U.S. dollar and a 1% increase in the average unit price on a U.S. dollar basis for the six months ended September 30, 2013 compared to the six months ended September 30, 2012, despite a 4% decrease in the number of units sold.

Net sales of other small precision motors accounted for 22.5% of total net sales for the six months ended September 30, 2012 and 20.5% of total net sales for the six months ended September 30, 2013.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥51,415 million, or 45.6%, from ¥112,633 million for the six months ended September 30, 2012 to ¥164,048 million for the six months ended September 30, 2013.

Net sales of appliance, commercial and industrial products for the six months ended September 30, 2013 increased 60.9% compared to the six months ended September 30, 2012 primarily due to increases in sales at Nidec Motor Corporation and sales of motors for air conditioning equipment at Nidec Techno Motor Corporation, as well as an increase in sales of approximately ¥23,900 million in the aggregate, excluding the effect of the foreign currency exchange fluctuations, at Nidec ASI, Nidec Avtron and Nidec Kinetek, which were not consolidated for the full six months ended September 30, 2012. In addition, the depreciation of the Japanese yen against the U.S. dollar and the Euro also had a positive effect.

Net sales of automotive products for the six months ended September 30, 2013 increased 21.0% compared to the six months ended September 30, 2012. This was primarily as a result of the commencement of mass-production of new product models for electric power steering by Nidec Corporation and its direct-line subsidiaries and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Net sales of automotive, appliance, commercial and industrial products accounted for 31.9% of our total net sales for the six months ended September 30, 2012 and 38.2% of total net sales for the six months ended September 30, 2013.

(Machinery)

Net sales of our machinery increased ¥12,451 million, or 39.8%, from ¥31,266 million for the six months ended September 30, 2012 to ¥43,717 million for the six months ended September 30, 2013. The increase in net sales for the six months ended September 30, 2013 was mainly due to an increase in sales of products such as LCD panel handling robots and card readers at the Nidec Sankyo group of ¥7,578 million, or 91.0%, and an increase in sales of such product as testing systems at the Nidec-Read group of ¥2,444 million, or 42.2%, compared to the six months ended September 30, 2012. The increase in net sales of our machinery was also attributable to an increase in sales of press machines at Nidec Minster Corporation of ¥2,587 million, or 46.8%, which partly reflected the 24.5% depreciation of the Japanese yen against the U.S. dollar.

Net sales of machinery accounted for 8.8% of our total net sales for the six months ended September 30, 2012 and 10.2% of total net sales for the six months ended September 30, 2013.

(Electronic and optical components)

Net sales of our electronic and optical components increased ¥2 million, from ¥37,427 million for the six months ended September 30, 2012 to ¥37,429 million for the six months ended September 30, 2013. This increase was primarily attributable to increases in sales of new products at the Nidec Sankyo Group of ¥1,201 million, or 16.7%, and sales at the Nidec Copal Electronics Group, including household equipment and disaster-prevention equipment, of ¥1,082 million, or 13.5%, compared to the six months ended September 30, 2012, partially offset by a decrease in sales at the Nidec Copal Group of ¥2,282 million, or 10.3%, due to the declining digital camera market.

Net sales of electronic and optical components accounted for 10.6% of our total net sales for the six months ended September 30, 2012 and 8.7% of total net sales for the six months ended September 30, 2013.

(Others)

Net sales of our other products increased ¥223 million, or 5.9%, from ¥3,762 million for the six months ended September 30, 2012 to ¥3,985 million for the six months ended September 30, 2013.

Net sales of other products accounted for 1.1% of total net sales for the six months ended September 30, 2012 and 0.9% of total net sales for the six months ended September 30, 2013.

Cost of Products Sold

Our cost of products sold increased ¥61,075 million, or 22.5%, from ¥271,940 million for the six months ended September 30, 2012 to ¥333,015 million for the six months ended September 30, 2013. Excluding the impact of Nidec ASI, Nidec Avtron, SCD, Nidec Kinetek and Nidec Kaiyu (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥37,200 million, or 14.0%, from ¥265,605 million for the six months ended September 30, 2012 to ¥302,805 million for the six months ended September 30, 2013. This increase mainly corresponded to the overall increase in sales, and reflected the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold increased from 76.9% for the six months ended September 30, 2012 to 77.5% for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.8% for the six months ended September 30, 2012 to 77.6% for the six months ended September 30, 2013. This increase was mainly due to the impact of decreases in the numbers of units sold of products with higher margins, including certain types of hard disk drives spindle motors and other small precision motors, as well as increases in start-up costs for new products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥13,789 million, or 56.3%, from ¥24,490 million for the six months ended September 30, 2012 to ¥38,279 million for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥8,874 million, or 38.8%, from ¥22,882 million for the six months ended September 30, 2012 to ¥31,756 million for the six months ended September 30, 2013. This increase was mainly due to a ¥4,055 million gain from insurance relating to the Thai flooding which was recorded for the six months ended September 30, 2012 but which was nil for the six months ended September 30, 2013. The increase was also attributable to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses increased from 6.9% for the six months ended September 30, 2012 to 8.9% for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries and the gain from insurance, as a percentage of net sales, our selling, general and administrative expenses increased from 7.8% for the six months ended September 30, 2012 to 8.1% for the six months ended September 30, 2013.

Research and Development Expenses

Our research and development expenses increased ¥3,616 million, or 23.5%, from ¥15,387 million for the six months ended September 30, 2012 to ¥19,003 million for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥3,050 million, or 20.0%, from ¥15,212 million for the six months ended September 30, 2012 to ¥18,262 million for the six months ended September 30, 2013. This increase was mainly due to our increased spending on research and development activities relating to products in the “automotive, appliance, commercial and industrial products” category and the “small precision motors” category.

As a percentage of net sales, our research and development expenses for each of the six months ended September 30, 2012 and 2013 were 4.4%. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.4% for the six months ended September 30, 2012 to 4.7% for the six months ended September 30, 2013.

Operating Income

As a result of the foregoing, our operating income decreased ¥2,386 million, or 5.7%, from ¥41,723 million for the six months ended September 30, 2012 to ¥39,337 million for the six months ended September 30, 2013.

As a percentage of net sales, our operating income decreased from 11.8% for the six months ended September 30, 2012 to 9.2% for the six months ended September 30, 2013.

Other Income (Expense)

Our other expenses decreased ¥4,250 million, or 82.6%, from ¥5,146 million for the six months ended September 30, 2012 to ¥896 million for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses decreased ¥4,266 million, or 83.5%, from ¥5,109 million for the six months ended September 30, 2012 to ¥843 million for the six months ended September 30, 2013. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥4,115 million, or 85.1%, from ¥4,837 million for the six months ended September 30, 2012 to ¥722 million for the six months ended September 30, 2013. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange loss decreased ¥4,180 million, or 86.6%, from ¥4,827 million for the six months ended September 30, 2012 to ¥647 million for the six months ended September 30, 2013. This decrease was mainly due to the depreciation in the value of the yen against relevant foreign currencies compared to the six months ended September 30, 2012 and a decrease in Thai baht-denominated assets for the six months ended September 30, 2013 compared to the six months ended September 30, 2012.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2012	September 30, 2012	Fluctuation from March 31, 2012 to September 30, 2012	March 31, 2013	September 30, 2013	Fluctuation from March 31, 2013 to September 30, 2013
U.S. Dollar ($1.00)	82.19	77.60	(4.59)	94.05	97.75	3.70
Euro (€1.00)	109.80	100.24	(9.56)	120.73	131.87	11.14

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥1,864 million, or 5.1%, from ¥36,577 million for the six months ended September 30, 2012 to ¥38,441 million for the six months ended September 30, 2013.

As a percentage of net sales, our income before income taxes decreased from 10.3% for the six months ended September 30, 2012 to 8.9% for the six months ended September 30, 2013.

Income Taxes

Our income taxes increased ¥1,667 million, or 19.7%, from ¥8,443 million for the six months ended September 30, 2012 to ¥10,110 million for the six months ended September 30, 2013. This increase was primarily due to the increase in income before income taxes.

The effective income tax rate increased approximately 3.2 percentage points from 23.1% for the six months ended September 30, 2012 to 26.3% for the six months ended September 30, 2013. This was mainly due to an increase in liabilities for unrecognized tax benefits and a reduction in the tax credit for the six months ended September 30, 2013 as compared to the six months ended September 30, 2012. The increasing effect of these factors on the tax rate was partially offset by a decrease in tax on undistributed earnings, a decrease in valuation allowance, and other factors.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income (Loss) of Affiliated Companies

We had equity in net loss of affiliated companies in the amount of ¥16 million for the six months ended September 30, 2013, compared to equity in net income of affiliated companies in the amount of ¥23 million for the six months ended September 30, 2012.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥158 million, or 0.6%, from ¥28,157 million for the six months ended September 30, 2012 to ¥28,315 million for the six months ended September 30, 2013.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥746 million, or 38.1%, from ¥1,958 million for the six months ended September 30, 2012 to ¥1,212 million for the six months ended September 30, 2013. This decrease was primarily due to losses and lower profits of group companies in which we own less than 100%, including the Nidec Copal group. The losses and lower profits were mainly due to rapidly declining demand for components for compact digital cameras for the six months ended September 30, 2013. In addition, Nidec Sankyo Corporation, a consolidated subsidiary in which we previously held a 77.1% ownership interest, became a wholly owned subsidiary in October 2012.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥904 million, or 3.5%, from ¥26,199 million for the six months ended September 30, 2012 to ¥27,103 million for the six months ended September 30, 2013.

As a percentage of net sales, net income attributable to Nidec Corporation decreased from 7.4% for the six months ended September 30, 2012 to 6.3% for the six months ended September 30, 2013.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drives spindle motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were newly consolidated for the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the six months ended September 30, 2012 and 2013. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the six months ended September 30, 2012 and 2013:

	Yen in millions
	For the six months ended September 30
	2012	2013
Nidec Corporation
Net sales to external customers	¥12,325	¥13,524
Net sales to other operating segments	57,695	66,157
Sub total	70,020	79,681
Nidec Electronics (Thailand)
Net sales to external customers	33,846	35,149
Net sales to other operating segments	19,694	20,909
Sub total	53,540	56,058
Nidec (Zhejiang)
Net sales to external customers	12,072	10,727
Net sales to other operating segments	1,486	2,128
Sub total	13,558	12,855
Nidec (Dalian)
Net sales to external customers	2,129	1,001
Net sales to other operating segments	7,004	5,189
Sub total	9,133	6,190
Nidec Singapore
Net sales to external customers	25,774	27,532
Net sales to other operating segments	356	400
Sub total	26,130	27,932
Nidec (H.K.)
Net sales to external customers	28,181	33,203
Net sales to other operating segments	1,242	660
Sub total	29,423	33,863
Nidec Philippines
Net sales to external customers	7,954	9,281
Net sales to other operating segments	13,610	14,597
Sub total	21,564	23,878
Nidec Sankyo
Net sales to external customers	36,308	46,720
Net sales to other operating segments	176	123
Sub total	36,484	46,843
Nidec Copal
Net sales to external customers	28,930	24,852
Net sales to other operating segments	1,153	1,147
Sub total	30,083	25,999
Nidec Tosok
Net sales to external customers	16,662	15,728
Net sales to other operating segments	97	92
Sub total	16,759	15,820
Nidec Copal Electronics
Net sales to external customers	13,636	15,600
Net sales to other operating segments	9	4
Sub total	13,645	15,604
Nidec Techno Motor
Net sales to external customers	19,249	23,695
Net sales to other operating segments	1,461	1,927
Sub total	20,710	25,622
Nidec Motor
Net sales to external customers	49,044	86,625
Net sales to other operating segments	71	28
Sub total	49,115	86,653
Nidec Motors & Actuators
Net sales to external customers	20,967	30,643
Net sales to other operating segments	9,682	10,604
Sub total	30,649	41,247
All Others
Net sales to external customers	46,579	54,730
Net sales to other operating segments	28,763	35,091
Sub total	75,342	89,821
Total
Net sales to external customers	353,656	429,010
Net sales to other operating segments	142,499	159,056
Adjustments (*)	(116)	624
Intersegment elimination	(142,499)	(159,056)
Consolidated total (net sales)	¥353,540	¥429,634

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the six months ended September 30
	2012	2013
Operating income or loss:
Nidec Corporation	¥998	¥112
Nidec Electronics (Thailand)	10,152	6,481
Nidec (Zhejiang)	301	451
Nidec (Dalian)	590	156
Nidec Singapore	378	333
Nidec (H.K.)	89	188
Nidec Philippines	3,840	3,623
Nidec Sankyo	3,279	4,310
Nidec Copal	2,263	(561)
Nidec Tosok	939	859
Nidec Copal Electronics	1,909	2,591
Nidec Techno Motor	2,198	2,728
Nidec Motor	1,579	4,388
Nidec Motors & Actuators	2,391	3,074
All Others	7,924	9,168
Total	38,830	37,901
Adjustments (*)	2,893	1,436
Consolidated total	¥41,723	¥39,337

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥9,661 million, or 13.8%, from ¥70,020 million for the six months ended September 30, 2012 to ¥79,681 million for the six months ended September 30, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. Net sales to external customers of Nidec Corporation increased ¥1,199 million, or 9.7%, from ¥12,325 million for the six months ended September 30, 2012 to ¥13,524 million for the six months ended September 30, 2013. Net sales to other operating segments of Nidec Corporation increased ¥8,462 million, or 14.7%, from ¥57,695 million for the six months ended September 30, 2012 to ¥66,157 million for the six months ended September 30, 2013. However, operating income of Nidec Corporation decreased ¥886 million, or 88.8%, from ¥998 million for the six months ended September 30, 2012 to ¥112 million for the six months ended September 30, 2013. This decrease was primarily due to an increase in research and development costs and a decrease in royalty and commission fees from subsidiaries relating to hard disk drives spindle motors.

Net sales of Nidec Electronics (Thailand) increased ¥2,518 million, or 4.7%, from ¥53,540 million for the six months ended September 30, 2012 to ¥56,058 million for the six months ended September 30, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Thai baht, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec Electronics (Thailand) decreased ¥3,671 million, or 36.2%, from ¥10,152 million for the six months ended September 30, 2012 to ¥6,481 million for the six months ended September 30, 2013. This decrease was primarily due to the gain from insurance relating to the 2011 Thai flooding which was recorded for the six months ended September 30, 2012, but which was nil for this six-months ended September 30, 2013.

Net sales of Nidec (Zhejiang) decreased ¥703 million, or 5.2%, from ¥13,558 million for the six months ended September 30, 2012 to ¥12,855 million for the six months ended September 30, 2013. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors, despite the positive effect of the depreciation of the Japanese yen against the U.S. dollar. However, operating income of Nidec (Zhejiang) increased ¥150 million, or 49.8%, from ¥301 million for the six months ended September 30, 2012 to ¥451 million for the six months ended September 30, 2013. This increase was primarily due to a decrease in depreciation of fixed assets resulting from our business structure streamlining measures.

Net sales of Nidec (Dalian) decreased ¥2,943 million, or 32.2%, from ¥9,133 million for the six months ended September 30, 2012 to ¥6,190 million for the six months ended September 30, 2013. This decrease was primarily due to the negative impact of the transfer of portions of the DC motor and DC fan manufacturing operations to the All Others segment. Operating income of Nidec (Dalian) decreased ¥434 million, or 73.6%, from ¥590 million for the six months ended September 30, 2012 to ¥156 million for the six months ended September 30, 2013. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Singapore increased ¥1,802 million, or 6.9%, from ¥26,130 million for the six months ended September 30, 2012 to ¥27,932 million for the six months ended September 30, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. However, operating income of Nidec Singapore decreased ¥45 million, or 11.9%, from ¥378 million for the six months ended September 30, 2012 to ¥333 million for the six months ended September 30, 2013. This decrease was primarily due to the increase in depreciation expenses resulting from increased investments in fixed assets.

Net sales of Nidec (H.K.) increased ¥4,440 million, or 15.1%, from ¥29,423 million for the six months ended September 30, 2012 to ¥33,863 million for the six months ended September 30, 2013. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Hong Kong dollar, despite the decrease in demand for hard disk drives spindle motors. Operating income of Nidec (H.K.) increased ¥99 million, or 111.2%, from ¥89 million for the six months ended September 30, 2012 to ¥188 million for the six months ended September 30, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Philippines increased ¥2,314 million, or 10.7%, from ¥21,564 million for the six months ended September 30, 2012 to ¥23,878 million for the six months ended September 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. However, operating income of Nidec Philippines decreased ¥217 million, or 5.7%, from ¥3,840 million for the six months ended September 30, 2012 to ¥3,623 million for the six months ended September 30, 2013. This decrease was primarily due to the negative impact of changes in the product mix.

Net sales of Nidec Sankyo increased ¥10,359 million, or 28.4%, from ¥36,484 million for the six months ended September 30, 2012 to ¥46,843 million for the six months ended September 30, 2013. This increase was primarily due to increases in sales of LCD panel handling robots and card readers, in addition to the contribution of the newly consolidated subsidiaries, including SCD. Operating income of Nidec Sankyo increased ¥1,031 million, or 31.4%, from ¥3,279 million for the six months ended September 30, 2012 to ¥4,310 million for the six months ended September 30, 2013. This increase was primarily due to the sales increase.

Net sales of Nidec Copal decreased ¥4,084 million, or 13.6%, from ¥30,083 million for the six months ended September 30, 2012 to ¥25,999 million for the six months ended September 30, 2013. This decrease was primarily due to the declining digital camera market. Nidec Copal had operating loss of ¥561 million for the six months ended September 30, 2013, compared to operating income of ¥2,263 million for the six months ended September 30, 2012. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Tosok decreased ¥939 million, or 5.6%, from ¥16,759 million for the six months ended September 30, 2012 to ¥15,820 million for the six months ended September 30, 2013. This decrease was primarily due to lower customer demand for automotive products in China. Operating income of Nidec Tosok decreased ¥80 million, or 8.5%, from ¥939 million for the six months ended September 30, 2012 to ¥859 million for the six months ended September 30, 2013. This decrease was primarily due to increased product cost as a result of the weakening Japanese yen, in addition to the decrease in sales.

Net sales of Nidec Copal Electronics increased ¥1,959 million, or 14.4%, from ¥13,645 million for the six months ended September 30, 2012 to ¥15,604 million for the six months ended September 30, 2013. This increase was primarily due to increases in sales of such products as motors for gaming machines and medical equipment, and components for industrial equipment, household equipment and disaster-prevention equipment. Operating income of Nidec Copal Electronics increased ¥682 million, or 35.7%, from ¥1,909 million for the six months ended September 30, 2012 to ¥2,591 million for the six months ended September 30, 2013. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥4,912 million, or 23.7%, from ¥20,710 million for the six months ended September 30, 2012 to ¥25,622 million for the six months ended September 30, 2013. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia. Operating income of Nidec Techno Motor increased ¥530 million, or 24.1%, from ¥2,198 million for the six months ended September 30, 2012 to ¥2,728 million for the six months ended September 30, 2013. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥37,538 million, or 76.4%, from ¥49,115 million for the six months ended September 30, 2012 to ¥86,653 million for the six months ended September 30, 2013. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec ASI, Nidec Avtron and Nidec Kinetek, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥2,809 million, or 177.9%, from ¥1,579 million for the six months ended September 30, 2012 to ¥4,388 million for the six months ended September 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, in addition to the positive impact of the newly consolidated subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥10,598 million, or 34.6%, from ¥30,649 million for the six months ended September 30, 2012 to ¥41,247 million for the six months ended September 30, 2013. This increase was primarily due to the commencement of mass-production of new product models and the depreciation of the Japanese yen against the U.S. dollar and Euro. Operating income of Nidec Motors & Actuators increased ¥683 million, or 28.6%, from ¥2,391 million for the six months ended September 30, 2012 to ¥3,074 million for the six months ended September 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar and Euro, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥14,479 million, or 19.2%, from ¥75,342 million for the six months ended September 30, 2012 to ¥89,821 million for the six months ended September 30, 2013. This increase was primarily due to an increase in sales of press machine and testing systems, in addition to the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥1,244 million, or 15.7%, from ¥7,924 million for the six months ended September 30, 2012 to ¥9,168 million for the six months ended September 30, 2013. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management is our focus on efficient use of working capital, which is defined as current assets less current liabilities, to improve our cash flows. Between March 31, 2013 and September 30, 2013, our working capital increased from ¥135,813 million to ¥247,954 million primarily as a result of the reclassification of the outstanding convertible bonds due 2015 from current portion of long-term debt to long-term debt. In an effort to efficiently use our working capital, we continue to make effective use of our cash management system, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We had cash and cash equivalents of ¥216,889 million as of September 30, 2013, compared to ¥193,420 million as of March 31, 2013. As of September 30, 2013, approximately 85% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of September 30, 2013, we had ¥145,378 million of trade notes and accounts payable, ¥50,108 million of short-term borrowings, and ¥262,360 million of long-term debt, including the current portion of long-term debt.

In the six months ended September 30, 2013, we made no acquisitions. However, in September, 2013, we entered into a basic agreement to purchase all of the shares of Mitsubishi Materials C.M.I. Corporation, a Japanese manufacturer of small motors, electric contact products and other products from Mitsubishi Materials Corporation. The closing of the transaction is expected to occur in December 2013, subject to necessary regulatory approvals and other conditions. In addition, in October, 2013, we entered into a stock purchase agreement to acquire all of the shares of Honda Elesys Co., Ltd., a Japanese manufacturer of automobile electronic control units for automobiles, from Honda Motor Co., Ltd., NEC Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. The closing of the transaction is expected to occur in March 2014, subject to necessary regulatory approvals and other conditions. We intend to continue to seek opportunities to acquire other companies and to make additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, were ¥50,108 million as of September 30, 2013, an increase of ¥17,310 million from ¥32,798 million as of March 31, 2013. In October 2011, we established a domestic commercial paper program allowing issuances of up to ¥100,000 million. We had no commercial paper outstanding as of September 30, 2013. As of the date of this report, we have no commercial paper issued and outstanding under the program.

Our current portion of long-term debt was ¥35,281 million as of September 30, 2013, a decrease of ¥98,347 million from ¥133,628 million as of March 31, 2013. This decrease was mainly due to the reclassification of approximately ¥96,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from current portion of long-term debt to long-term debt, as the unexercised early redemption right expired. On September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right. As a result, our current portion of long-term debt as of September 30, 2013 consisted of the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below.

Our long-term debt was ¥227,079 million as of September 30, 2013, an increase of ¥80,808 million from ¥146,271 million as of March 31, 2013. This increase was mainly due to the reclassification of the approximately ¥96,000 million aggregate principal amount of the outstanding zero coupon euro yen convertible bonds due 2015 from current portion of long-term debt to long-term debt. This was partially offset by the reclassification of portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of September 30, 2013 consisted of the remaining portions of the Euro-denominated and U.S. dollar-denominated bank loans, the approximately ¥96,000 million aggregate principal amount of the outstanding zero coupon euro yen convertible bonds due 2015, and ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as further described below.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. We are obligated to make partial repayments of the principal amount of these loans on a semiannual basis over a two-year period in the case of the Euro-denominated loan and over a three-year period in the case the U.S. dollar-denominated loan. As of September 30, 2013, we had €120 million and $417 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our unaudited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65.0 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15.0 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20.0 billion aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200.0 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with the planned mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥20.0 billion between January 25, 2013 and January 24, 2014. We repurchased an aggregate of 500,000 shares for approximately ¥2.7 billion under the plan between April 1, 2013 and September 30, 2013.

In October, 2013, we entered into a share exchange transaction with each of Nidec Copal Corporation and Nidec Tosok Corporation to make each a wholly owned subsidiary. Prior to the transactions, we had a 66.5% ownership interest in Nidec Copal and a 72.3% ownership interest in Nidec Tosok. In connection with the transactions, we allocated 2,428,382 shares of our common stock held in treasury to Nidec Copal shareholders and 1,312,000 shares of our common stock held in treasury to Nidec Tosok shareholders.

We believe that these funding sources, together with our cash flow from operations and undrawn credit lines, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥49,326 million, or 4.9%, from ¥1,005,417 million as of March 31, 2013 to ¥1,054,743 million as of September 30, 2013. The increase in total assets was primarily due to an increase in cash and cash equivalents of ¥23,469 million as described below under “Cash Flows,” and an increase in trade accounts receivable of ¥13,543 million as a result of the increase in sales and the depreciation of the Japanese yen against other currencies for the six months ended September 30, 2013 compared to six months ended March 31, 2013. The increase in total assets was also due to an increase in inventories of ¥5,938 million as a result of stronger customer demand and the depreciation of the Japanese yen against other currencies for the six months ended September 30, 2013 compared to six months ended March 31, 2013, and an increase in goodwill of ¥5,461 million as a result of the depreciation of the Japanese yen against other currencies.

Our total liabilities increased ¥10,447 million, or 1.9%, from ¥551,600 million as of March 31, 2013 to ¥562,047 million as of September 30, 2013. The increase in total liabilities was due in part to an increase in short-term borrowings of ¥17,310 million primarily because we obtained Japanese yen funds in the six months ended September 30, 2013. The increase in total liabilities was also due to an increase in trade notes and accounts payable of ¥11,213 million as a result of stronger customer demand and the depreciation of the Japanese yen against other currencies for the six months ended September 30, 2013 compared to six months ended March 31, 2013. These increases were partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥17,539 million, which was in part due to the early redemption of ¥4,250 million aggregate principal amount of convertible bonds due 2015, as well as the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program.

Our working capital, which is defined as current assets less current liabilities, increased ¥112,141 million, or 82.6%, from ¥135,813 million as of March 31, 2013 to ¥247,954 million as of September 30, 2013. This increase was mainly due to a decrease in current portion of long-term debt of ¥98,347 million primarily resulting from the reclassification of the approximately ¥96,000 million aggregate principal amount of the outstanding convertible bonds due 2015 from current portion of long-term debt to long-term debt, and an increase in cash and cash equivalents of ¥23,469 million as described below under “Cash Flows.”

Our total Nidec Corporation shareholders’ equity increased ¥37,498 million, or 9.0%, from ¥415,653 million as of March 31, 2013 to ¥453,151 million as of September 30, 2013. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥17,920 million, which reflected the depreciation of the Japanese yen against other currencies, and an increase in retained earnings of ¥21,716 million, offset in part by the repurchases of shares of our common stock of ¥2,714 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets increased 1.7 percentage points from 41.3% as of March 31, 2013 to 43.0 % as of September 30, 2013.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥5,531 million from ¥39,995 million for the six months ended September 30, 2012 to ¥45,526 million for the six months ended September 30, 2013.

For the six months ended September 30, 2013, we had ¥45,526 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥28,315 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥937 million, which consisted of an increase in operating assets of ¥11,901 million and an increase in operating liabilities of ¥10,964 million. Operating assets and operating liabilities increased primarily due to an increase in sales reflecting stronger customer demand as of September 30, 2013 compared to March 31, 2013.

For the six months ended September 30, 2012, we had ¥39,995 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥28,157 million. In addition, net cash provided by operating activities were positively impacted by changes in operating assets and liabilities of ¥212 million, which consisted of a decrease in operating assets of ¥9,599 million and a decrease in operating liabilities of ¥9,387 million. The decrease in operating assets and operating liabilities was primarily due to decreased sales.

Cash Flows from Investing Activities

Net cash used in investing activities decreased ¥61,040 million from ¥78,180 million for the six months ended September 30, 2012 to ¥17,140 million for the six months ended September 30, 2013. The decrease in net cash used in investing activities was primarily due to a decrease in acquisitions of business, net of cash acquired, of ¥47,093 million and a decrease in additions to property, plant and equipment of ¥13,644 million.

For the six months ended September 30, 2013, we had ¥17,140 million of net cash outflows to investing activities mainly due to additions to property, plant and equipment of ¥20,606 million.

For the six months ended September 30, 2012, we had ¥78,180 million of net cash outflows to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥47,093 million and additions to property, plant and equipment of ¥34,250 million.

Cash Flows from Financing Activities

Net cash used in financing activities was ¥12,295 million for the six months ended September 30, 2013, while net cash provided by financing activities was ¥32,446 million for the six months ended September 30, 2012.

For the six months ended September 30, 2013, we had ¥12,295 million of net cash outflows to financing activities mainly due to repayments of long-term debt of ¥16,361 million, dividends paid to shareholders of Nidec Corporation of ¥5,387 million, and redemption of corporate bonds of ¥4,250 million as a result of the partial early redemption of our convertible bonds, partially offset by an increase in short-term borrowings of ¥17,074 million.

For the six months ended September 30, 2012, we had ¥32,446 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥41,951 million and proceeds from long-term debt of ¥25,200 million, partially offset by purchases of treasury stock of ¥26,718 million and dividends paid to shareholders of Nidec Corporation of ¥6,158 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥23,469 million from ¥193,420 million as of March 31, 2013 to ¥216,889 million as of September 30, 2013. We hold our cash and cash equivalents primarily in U.S. dollars, Chinese yuan, Thai baht, Japanese yen, and Euro.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2013	September 30, 2013
Current assets:
Cash and cash equivalents	¥193,420	¥216,889
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥860 million on March 31, 2013 and ¥718 million on September 30, 2013
Notes	10,479	10,961
Accounts	148,606	162,149
Inventories:
Finished goods	42,599	44,292
Raw materials	30,839	32,665
Work in progress	23,526	25,844
Supplies and other	2,862	2,963
Other current assets	48,359	44,839
Total current assets	500,690	540,602

Marketable securities and other securities investments	15,900	15,610
Investments in and advances to affiliated companies	1,160	1,911
	17,060	17,521
Property, plant and equipment:
Land	43,523	43,249
Buildings	159,270	164,555
Machinery and equipment	330,425	341,831
Construction in progress	21,837	18,206
	555,055	567,841
Less - Accumulated depreciation	(277,078)	(287,666)
	277,977	280,175
Goodwill	132,775	138,236
Other non-current assets, net of allowance for doubtful accounts of ¥515 million on March 31, 2013 and ¥626 million on September 30, 2013	76,915	78,209
Total assets	¥1,005,417	¥1,054,743

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2013	September 30, 2013
Current liabilities:
Short-term borrowings	¥32,798	¥50,108
Current portion of long-term debt	133,628	35,281
Trade notes and accounts payable	134,165	145,378
Accrued expenses	31,854	31,516
Other current liabilities	32,432	30,365
Total current liabilities	364,877	292,648

Long-term liabilities:
Long-term debt	146,271	227,079
Accrued pension and severance costs	19,235	18,960
Other long-term liabilities	21,217	23,360
Total long-term liabilities	186,723	269,399

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued: 145,075,080 shares on March 31, 2013 and 145,075,080 shares on September 30, 2013	66,551	66,551
Additional paid-in capital	70,518	70,544
Retained earnings	322,638	344,354
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	12,636	30,556
Net unrealized gains and losses on securities	1,187	1,810
Net gains and losses on derivative instruments	242	83
Pension liability adjustments	(1,112)	(1,026)

Treasury stock, at cost: 10,393,522 shares on March 31, 2013 and 10,895,953 shares on September 30, 2013	(57,007)	(59,721)
Total Nidec Corporation shareholders’ equity	415,653	453,151
Noncontrolling interests	38,164	39,545
Total equity	453,817	492,696
Total liabilities and equity	¥1,005,417	¥1,054,743

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2012	2013

Net sales	¥353,540	¥429,634
Operating expenses:
Cost of products sold	271,940	333,015
Selling, general and administrative expenses	24,490	38,279
Research and development expenses	15,387	19,003
	311,817	390,297
Operating income	41,723	39,337
Other income (expense):
Interest and dividend income	859	1,141
Interest expense	(271)	(801)
Foreign exchange loss, net	(4,837)	(722)
Gain from marketable securities, net	129	238
Other, net	(1,026)	(752)
	(5,146)	(896)
Income before income taxes	36,577	38,441
Income taxes	(8,443)	(10,110)
Equity in net income (loss) of affiliated companies	23	(16)
Consolidated net income	28,157	28,315
Less: Net income attributable to noncontrolling interests	(1,958)	(1,212)
Net income attributable to Nidec Corporation	¥26,199	¥27,103

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥195.28	¥201.99
Diluted	182.27	188.53
Cash dividends paid	¥45.00	¥40.00

The accompanying notes are an integral part of these financial statements.

 NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2012	2013

Consolidated net income	¥28,157	¥28,315
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(15,466)	18,665
Net unrealized gains and losses on securities	(2,259)	595
Net gains and losses on derivative instruments	110	(159)
Pension liability adjustments	3	80
Total	(17,612)	19,181
Total comprehensive income	10,545	47,496
Less: Comprehensive (income) loss attributable to noncontrolling interests	(829)	(1,923)
Comprehensive income attributable to Nidec Corporation	¥9,716	¥45,573

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2012	2013

Net sales	¥174,519	¥218,358
Operating expenses:
Cost of products sold	134,250	168,337
Selling, general and administrative expenses	12,842	19,028
Research and development expenses	7,887	9,703
	154,979	197,068
Operating income	19,540	21,290
Other income (expense):
Interest and dividend income	335	604
Interest expense	(153)	(367)
Foreign exchange loss, net	(345)	(322)
Gain (loss) from marketable securities, net	129	(5)
Other, net	(1,263)	(125)
	(1,297)	(215)
Income from continuing operations before income taxes	18,243	21,075
Income taxes	(3,969)	(6,446)
Equity in net income (loss) of affiliated companies	4	(23)
Consolidated net income	14,278	14,606
Less: Net income attributable to noncontrolling interests	(1,361)	(849)
Net income attributable to Nidec Corporation	¥12,917	¥13,757

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥97.28	¥102.53
Diluted	90.74	95.70
Cash dividends paid	¥0.00	¥0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2012	2013

Consolidated net income	¥14,278	¥14,606
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,911)	(1,730)
Net unrealized gains and losses on securities	(782)	125
Net gains and losses on derivative instruments	342	173
Pension liability adjustments	(3)	(8)
Total	(2,354)	(1,440)
Total comprehensive income	11,924	13,166
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,141)	(844)
Comprehensive income attributable to Nidec Corporation	¥10,783	¥12,322

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2012	2013

Cash flows from operating activities:
Consolidated net income	¥28,157	¥28,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,515	22,648
Gain from marketable securities, net	(129)	(238)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(81)	289
Loss recovery and gain on property, plant and equipment damaged in flood	(4,055)	(63)
Deferred income taxes	(4,891)	1,289
Equity in net (income) loss of affiliated companies	(23)	16
Foreign currency adjustments	1,945	(1,955)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	10,960	(9,063)
Increase in inventories	(1,361)	(2,838)
(Decrease) increase in notes and accounts payable	(4,987)	6,515
(Decrease) increase in accrued income taxes	(4,400)	4,449
Other	345	(3,838)
Net cash provided by operating activities	39,995	45,526

Cash flows from investing activities:
Additions to property, plant and equipment	(34,250)	(20,606)
Proceeds from sales of property, plant and equipment	353	2,237
Insurance proceeds related to property, plant and equipment damaged in flood	44	2,584
Purchases of marketable securities	(486)	(6)
Proceeds from sales or redemption of marketable securities	154	1,039
Acquisitions of business, net of cash acquired	(47,093)	-
Other	3,098	(2,388)
Net cash used in investing activities	(78,180)	(17,140)

Cash flows from financing activities:
Increase in short-term borrowings	41,951	17,074
Proceeds from issuance of long-term debt	25,200	-
Repayments of long-term debt	(698)	(16,361)
Redemption of corporate bonds	-	(4,250)
Purchases of treasury stock	(26,718)	(2,714)
Payments for additional investments in subsidiaries	-	(215)
Dividends paid to shareholders of Nidec Corporation	(6,158)	(5,387)
Dividends paid to noncontrolling interests	(672)	(442)
Other	(459)	0
Net cash provided by (used in) financing activities	32,446	(12,295)

Effect of exchange rate changes on cash and cash equivalents	(6,474)	7,378
Net (decrease) increase in cash and cash equivalents	(12,213)	23,469
Cash and cash equivalents at beginning of period	130,290	193,420
Cash and cash equivalents at end of period	¥118,077	¥216,889

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2013 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2013, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2013, included on Form 20-F.

Certain reclassifications in the consolidated balance sheet as of March 31, 2013, the consolidated statements of income for the six and three months ended September 30, 2012 and consolidated statements of cash flows for the six months ended September 30, 2012 have been made to conform to the presentation used for the six and three months ended September 30, 2013.

Pursuant to ASC 805 “Business Combinations”, results of operations for the six months ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of Nidec Minster Corporation, Nidec ASI S.p.A., and Avtron Industrial Automation Inc., which became our consolidated subsidiaries for the six months ended September 30, 2012, was completed in the second half of the year ended March 31, 2013.

Moreover, pursuant to ASC 805 “Business Combinations”, results of operations for the three month ended June 30, 2013 and March 31, 2013 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries for the three month ended December 31, 2012, was completed in the six months ended September 30, 2013. Accordingly, results of operations for the three months ended September 30, 2013 was calculated by using the adjusted results of operations for the three month ended June 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2013, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2013, NIDEC adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2013, the FASB issued ASU No. 2013-11, “Income taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the six months ended September 30, 2013 are as follows:

Yen in millions
Balance as of April 1, 2013
Goodwill	¥132,775

Translation adjustments and Others	5,461

Balance as of September 30, 2013
Goodwill	¥138,236

Pursuant to ASC 805 “Business Combinations”, results of operations for the three-month periods ended March 31, 2013 have been adjusted retrospectively, to reflect fair value evaluation of the assets acquired and the liabilities assumed at the acquisition date of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became our consolidated subsidiaries for the three-month period ended December 31, 2012.

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	September 30, 2013
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥10,887	¥1,995	¥8,892
Customer relationships	45,544	7,586	37,958
Software	15,600	7,558	8,042
Other	5,869	2,290	3,579
Total	¥77,900	¥19,429	¥58,471

Total of indefinite-lived intangible assets amounted to ¥7,540 million as of September 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,838	¥5,814	¥3	¥13,649
Debt securities	405	11	5	411

Held-to-maturity
Japanese government debt securities	301	3	-	304
	¥8,544	¥5,828	¥8	¥14,364

Securities not practicable to fair value
Equity securities	¥1,539

	Yen in millions
	September 30, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,555	¥6,524	¥1	¥14,078
Debt securities	-	-	-	-

Held-to-maturity
Japanese government debt securities	200	2	-	202
	¥7,755	¥6,526	¥1	¥14,280

Securities not practicable to estimate fair value
Equity securities	¥1,332

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥623 million during the six months ended September 30, 2013, and increased by ¥174 million during the year ended March 31, 2013.

Proceeds from sale or redemption of marketable securities were ¥494 million for the three months ended September 30, 2013. On those sales, gross realized gains were ¥4 million and gross realized losses were ¥10 million for the three months ended September 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Proceeds from sale or redemption of marketable securities were ¥1,039 million for the six months ended September 30, 2013. On those sales, gross realized gains were ¥235 million and gross realized losses were ¥10 million for the six months ended September 30, 2013.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized Loss	Fair value	Unrealized loss
Equity securities	¥16	¥1	¥23	¥2
Debt securities	182	5	-	-
	¥198	¥6	¥23	¥2

	Yen in millions
	September 30, 2013
	Less than 12 months		12 months or more
	Fair value	Unrealized Loss	Fair value	Unrealized loss
Equity securities	-	-	¥14	¥1
Debt securities	-	-	-	-
	-	-	¥14	¥1

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary. As of September 30, 2013, NIDEC determined that the decline in value for debt and equity securities with unrealized losses shown in the above table is temporary in nature.

As of September 30, 2013 and March 31, 2013, held-to-maturity securities of ¥200 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2012 and 2013 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	26,199	1,958	28,157
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,671)	(795)	(15,466)
Net unrealized gains and losses on securities	(1,926)	(333)	(2,259)
Net gains and losses on derivative instruments	110	-	110
Pension liability adjustments	4	(1)	3
Total comprehensive income (loss)	9,716	829	10,545
Purchase of treasury stock	(26,718)	-	(26,718)
Dividends paid to shareholders of Nidec Corporation	(6,158)	-	(6,158)
Dividends paid to noncontrolling interests	-	(672)	(672)
Capital transaction with consolidated subsidiaries and other	192	(616)	(424)
Balance at September 30, 2012	¥347,214	¥54,970	¥402,184

For the six months ended September 30, 2013:
Balance at March 31, 2013	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income	27,103	1,212	28,315
Other comprehensive income (loss):
Foreign currency translation adjustments	17,920	745	18,665
Net unrealized gains and losses on securities	623	(28)	595
Net gains and losses on derivative instruments	(159)	-	(159)
Pension liability adjustments	86	(6)	80
Total comprehensive income (loss)	45,573	1,923	47,496
Purchase of treasury stock	(2,714)	-	(2,714)
Dividends paid to shareholders of Nidec Corporation	(5,387)	-	(5,387)
Dividends paid to noncontrolling interests	-	(442)	(442)
Capital transaction with consolidated subsidiaries and other	26	(100)	(74)
Balance at September 30, 2013	¥453,151	¥39,545	¥492,696

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Unrealized gains (losses) from derivative instruments	Pension liability adjustments	Total
For the six months ended September 30, 2013:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	17,920	767	(145)	92	18,634
Amounts reclassified from accumulated other comprehensive income (loss)	-	(144)	(14)	(6)	(164)
Net change during the current period other comprehensive income (loss)	17,920	623	(159)	86	18,470
Balance at September 30, 2013	30,556	1,810	83	(1,026)	31,423

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the six months ended September 30, 2013:
Unrealized gains (losses) from securities	(225)	Gain from marketable securities, net
	81	Income taxes
	(144)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(144)	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(23)	Cost of products sold, Interest expense.
	9	Income taxes
	(14)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(14)	Net income attributable to Nidec Corporation

Pension liability adjustments	(20)	*2
	8	Income taxes
	(12)	Consolidated net income
	6	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(164)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended September 30, 2013:
Unrealized gains (losses) from securities	6	Gain from marketable securities, net
	(2)	Income taxes
	4	Consolidated net income
	-	Net income attributable to noncontrolling interests
	4	Net income attributable to Nidec Corporation

Unrealized gains (losses) from derivative instruments	(18)	Cost of products sold, Interest expense.
	7	Income taxes
	(11)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Pension liability adjustments	(6)	*2
	2	Income taxes
	(4)	Consolidated net income
	4	Net income attributable to noncontrolling interests
	(0)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(7)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2013	September 30, 2013
Principal amount	¥100,000	¥95,750
Unamortized premium	247	188
Total	¥100,247	¥95,938

The euro yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share was ¥10,626 and the number of convertible shares is 9,010,916 as of September 30, 2013.

The bonds were reclassified from Current portion of long-term debt to Long-term debt, since the unexercised early redemption right to redeem such bonds at 100% of its principal amount expired. Prior to the expiration of the early redemption right on September 20, 2013, holders of approximately ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2012 and 2013 were as follows:

	Yen in millions
	For the six months ended September 30
	2012	2013
Net periodic pension cost for defined benefit plans:
Service cost	¥566	¥625
Interest cost	400	465
Expected return on plan assets	(273)	(357)
Amortization of net actuarial loss	76	59
Amortization of prior service credit	(73)	(79)
Net periodic pension cost for defined benefit plans	696	713
Cost for multiemployer pension plans	92	84
Cost for defined contribution plans	¥884	¥1,140

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2012 and 2013 were as follows:

	Yen in millions
	For the three months ended September 30
	2012	2013
Net periodic pension cost for defined benefit plans:
Service cost	¥278	¥320
Interest cost	225	237
Expected return on plan assets	(164)	(179)
Amortization of net actuarial loss	38	21
Amortization of prior service credit	(36)	(40)
Net periodic pension cost for defined benefit plans	341	359
Cost for multiemployer pension plans	45	40
Cost for defined contribution plans	¥471	¥554

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the six months ended September 30, 2012 and 2013:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the six months ended September 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥26,199	134,159	¥195.28
Effect of dilutive securities: Zero coupon convertible bonds	(31)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥26,168	143,570	¥182.27
For the six months ended September 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,103	134,180	¥201.99
Effect of dilutive securities: Zero coupon convertible bonds	(35)	9,389
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,068	143,569	¥188.53

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income attributable to Nidec Corporation per share
For the three months ended September 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥12,917	132,777	¥97.28
Effect of dilutive securities: Zero coupon convertible bonds	(16)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥12,901	142,188	¥90.74
For the three months ended September 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,757	134,179	¥102.53
Effect of dilutive securities: Zero coupon convertible bonds	(20)	9,368
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,737	143,547	¥95.70

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% for the six months ended September 30, 2012 and 2013. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2012	2013
Statutory tax rate	38.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(16.2)	(15.4)
Tax on undistributed earnings	3.9	2.7
Valuation allowance	(0.1)	(1.1)
Liabilities for unrecognized tax benefits	0.2	1.5
Other	(2.7)	0.6
Estimated effective income tax rate	23.1%	26.3%

The effective income tax rate increased approximately 3.2 percentage points from 23.1% for the six months ended September 30, 2012 to 26.3% for the six months ended September 30, 2013. This was mainly due to an increase in liabilities for unrecognized tax benefits and others, though there were several factors causing a reduction in tax rate. Other reason for the increase in tax rate was also because the tax credit was reduced for the six months ended September 30, 2013 as compared to the six months ended September 30, 2012. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

11. Flooding in Thailand:

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand that occurred in October 2011. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to fair value or replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥4,055 million in operating income for the six months ended September 30, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Contingencies:

NIDEC has guaranteed approximately ¥63 million of bank loans for employees in connection with their housing costs at September 30, 2013. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥63 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee's defaults or range of the possible loss at this time.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,261 million as of September 30, 2013, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered and mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The contractual amounts outstanding of derivative instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	September 30, 2013
Foreign exchange forward contracts	¥7,403	¥9,330
Interest rate swap agreements	32,205	26,662
Commodity futures	3,739	3,145

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2013	September 30, 2013
Foreign exchange forward contracts	¥149	¥393
Currency option contracts	231	231

Fair values of derivative instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	September 30, 2013
Foreign exchange forward contracts	Other current assets	¥659	¥246
Commodity futures	Other current assets	-	1

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	September 30, 2013
Foreign exchange forward contracts	Other current liabilities	¥22	¥0
Interest rate swap agreements	Other current liabilities	20	23
Commodity futures	Other current liabilities	181	64

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2013	September 30, 2013
Foreign exchange forward contracts	Other current assets	¥16	¥6
Currency option contracts	Other current assets	10	22

The effect of derivative instruments on the consolidated statements of income for the six months ended September 30, 2012 and 2013

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the six months ended September 30
	2012	2013
Foreign exchange forward contracts	¥73	¥(234)
Interest rate swap agreements	(9)	1
Commodity futures	46	74

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the six months ended September 30
		2012	2013
Foreign exchange forward contracts	Cost of sales	¥(30)	¥155
Interest rate swap agreements	Interest expense	1	(6)
Commodity futures	Cost of sales	(135)	(135)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the six months ended September 30, 2013.

A net gain of ¥77 million in accumulated other comprehensive income at September 30, 2013 is expected to be reclassified into earnings within the next 12 months.

As of September 30, 2013, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 27 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the six months ended September 30
		2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥8	¥17
Currency option contracts	Foreign exchange gain (loss), net	9	11

The effect of derivative instruments on the consolidated statements of income for the three months ended September 30, 2012 and 2013

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended September 30
	2012	2013
Foreign exchange forward contracts	¥183	¥(36)
Interest rate swap agreements	(9)	(9)
Commodity futures	168	218

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended September 30
		2012	2013
Foreign exchange forward contracts	Cost of sales	¥8	¥80
Interest rate swap agreements	Interest expense	1	(14)
Commodity futures	Cost of sales	(52)	(55)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended September 30, 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended September 30
		2012	2013
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥8	¥13
Currency option contracts	Foreign exchange gain (loss), net	9	3

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,060	¥13,649	¥411	-
Derivatives	685	-	685	-
Total assets:	¥14,745	¥13,649	¥1,096	-
Liabilities:
Derivatives	¥223	¥181	¥42	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2013	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,078	¥14,078	-	-
Derivatives	275	1	274	-
Total assets:	¥14,353	¥14,079	¥274	-
Liabilities:
Derivatives	¥87	¥64	¥23	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥193,420	¥193,420
Short-term investments	1,552	1,552
Short-term loan receivable	132	132
Long-term loan receivable	89	91
Short-term borrowings	(32,798)	(32,798)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(73,925)	(73,907)
Bonds including the current portion	¥(200,347)	¥(200,850)

	Yen in millions
	September 30, 2013
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥216,889	¥216,889
Short-term investments	1,595	1,595
Short-term loan receivable	57	57
Long-term loan receivable	50	50
Short-term borrowings	(50,108)	(50,108)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(61,068)	(61,044)
Bonds including the current portion	¥(196,038)	¥(202,591)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

Carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

15. Segment data:

(1) Enterprise-wide information

The following table provides net sales by product category for the six months ended September 30, 2012 and 2013:

	Yen in millions
	For the six months ended September 30
	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥88,605	¥92,427
Other small precision motors	79,847	88,028
Sub-total	168,452	180,455
Automotive, appliance, commercial and industrial products	112,633	164,048
Machinery	31,266	43,717
Electronic and optical components	37,427	37,429
Others	3,762	3,985
Consolidated total	¥353,540	¥429,634

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides net sales by product category for the three months ended September 30, 2012 and 2013:

	Yen in millions
	For the three months ended September 30
	2012	2013
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥40,163	¥45,829
Other small precision motors	39,158	46,811
Sub-total	79,321	92,640
Automotive, household, commercial and industrial products	58,660	79,984
Machinery	15,562	23,788
Electronic and optical components	18,957	19,918
Others	2,019	2,028
Consolidated total	¥174,519	¥218,358

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Nidec Avtron and Nidec Kinetek, which were newly consolidated for the year ended March 31, 2013.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC evaluates performance based on segment income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the six months ended September 30, 2012 and 2013, respectively:

Business segment

	Yen in millions
	For the six months ended September 30
	2012	2013
Net sales to external customers:
Nidec Corporation	¥12,325	¥13,524
Nidec Electronics (Thailand)	33,846	35,149
Nidec (Zhejiang)	12,072	10,727
Nidec (Dalian)	2,129	1,001
Nidec Singapore	25,774	27,532
Nidec (H.K.)	28,181	33,203
Nidec Philippines	7,954	9,281
Nidec Sankyo	36,308	46,720
Nidec Copal	28,930	24,852
Nidec Tosok	16,662	15,728
Nidec Copal Electronics	13,636	15,600
Nidec Techno Motor	19,249	23,695
Nidec Motor	49,044	86,625
Nidec Motors & Actuators	20,967	30,643
All Others	46,579	54,730
Total	353,656	429,010
Adjustments*1	(116)	624
Consolidated total	¥353,540	¥429,634

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended September 30
	2012	2013
Net sales to external customers:
Nidec Corporation	¥5,977	¥6,736
Nidec Electronics (Thailand)	16,015	17,243
Nidec (Zhejiang)	5,183	4,725
Nidec (Dalian)	1,102	534
Nidec Singapore	10,209	13,589
Nidec (H.K.)	14,445	17,726
Nidec Philippines	4,185	4,964
Nidec Sankyo	17,182	24,839
Nidec Copal	14,828	13,364
Nidec Tosok	8,345	8,409
Nidec Copal Electronics	6,811	7,899
Nidec Techno Motor	9,073	10,642
Nidec Motor	27,741	42,267
Nidec Motors & Actuators	10,182	15,517
All Others	23,124	27,714
Total	174,402	216,168
Adjustments*1	117	2,190
Consolidated total	¥174,519	¥218,358

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥57,695	¥66,157
Nidec Electronics (Thailand)	19,694	20,909
Nidec (Zhejiang)	1,486	2,128
Nidec (Dalian)	7,004	5,189
Nidec Singapore	356	400
Nidec (H.K.)	1,242	660
Nidec Philippines	13,610	14,597
Nidec Sankyo	176	123
Nidec Copal	1,153	1,147
Nidec Tosok	97	92
Nidec Copal Electronics	9	4
Nidec Techno Motor	1,461	1,927
Nidec Motor	71	28
Nidec Motors & Actuators	9,682	10,604
All Others	28,763	35,091
Total	142,499	159,056
Intersegment elimination	¥(142,499)	¥(159,056)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2012	2013
Net sales to other operating segments:
Nidec Corporation	¥22,919	¥33,434
Nidec Electronics (Thailand)	6,677	10,819
Nidec (Zhejiang)	572	1,076
Nidec (Dalian)	3,350	2,746
Nidec Singapore	178	229
Nidec (H.K.)	572	232
Nidec Philippines	5,733	7,252
Nidec Sankyo	82	62
Nidec Copal	589	635
Nidec Tosok	48	43
Nidec Copal Electronics	5	3
Nidec Techno Motor	977	1,017
Nidec Motor	71	10
Nidec Motors & Actuators	6,063	5,118
All Others	14,268	18,335
Total	62,104	81,011
Intersegment elimination	¥(62,104)	¥(81,011)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2012	2013
Operating income or loss:
Nidec Corporation	¥998	¥112
Nidec Electronics (Thailand)	10,152	6,481
Nidec (Zhejiang)	301	451
Nidec (Dalian)	590	156
Nidec Singapore	378	333
Nidec (H.K.)	89	188
Nidec Philippines	3,840	3,623
Nidec Sankyo	3,279	4,310
Nidec Copal	2,263	(561)
Nidec Tosok	939	859
Nidec Copal Electronics	1,909	2,591
Nidec Techno Motor	2,198	2,728
Nidec Motor	1,579	4,388
Nidec Motors & Actuators	2,391	3,074
All Others	7,924	9,168
Total	38,830	37,901
Consolidation adjustments mainly related to elimination of intersegment profits	1,080	668
Reclassification *1	2,313	925
U.S. GAAP adjustments and Others *2	(500)	(157)
Consolidated total	¥41,723	¥39,337

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the six months ended September 30, 2012 and 2013.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the six months ended September 30, 2012 and 2013.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2012	2013
Operating income or loss:
Nidec Corporation	¥(853)	¥196
Nidec Electronics (Thailand)	4,215	3,197
Nidec (Zhejiang)	(27)	242
Nidec (Dalian)	365	170
Nidec Singapore	127	173
Nidec (H.K.)	31	156
Nidec Philippines	1,503	1,971
Nidec Sankyo	2,200	2,420
Nidec Copal	1,588	27
Nidec Tosok	626	550
Nidec Copal Electronics	1,044	1,329
Nidec Techno Motor	1,090	1,060
Nidec Motor	519	2,212
Nidec Motors & Actuators	1,228	1,203
All Others	4,254	4,583
Total	17,910	19,489
Consolidation adjustments mainly related to elimination of intersegment profits	1,246	892
Reclassification *1	673	521
U.S. GAAP adjustments and Others *2	(289)	388
Consolidated total	¥19,540	¥21,290

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended September 30, 2012 and 2013.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended September 30, 2012 and 2013.

16. Subsequent events

Dividends for the first half of the fiscal year ending March 31, 2014

Subsequent to September 30, 2013, NIDEC’s Board of Directors declared a cash dividend of ¥6,038 million payable on December 2, 2013 to stockholders as of September 30, 2013.

Completion of Share exchange transaction with Nidec Copal Corporation

On October 1, 2013, NIDEC made the Nidec Copal Corporation (“NCPL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 2,428,382 shares of its common stock held in treasury to holders of NCPL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s treasury stock decreased ¥13,402 million and NIDEC’s equity interest in NCPL increased from 66.5% to 100%.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Completion of Share exchange transaction with Nidec Tosok Corporation

On October 1, 2013, NIDEC made the Nidec Tosok Corporation (“NTSC”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,312,000 shares of its common stock held in treasury to holders of NTSC stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s treasury stock decreased ¥7,241 million and NIDEC’s equity interest in NTSC increased from 72.3% to 100%.

A share purchase agreement to Acquire Honda Elesys Co., Ltd.

On October 30, 2013, NIDEC agreed to acquire all of the voting rights in Honda Elesys Co., Ltd. (“Elesys”), a Japanese company, from its shareholders, Honda Motor Co., Ltd., NEC Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (the “Shareholders”.)

1) Purpose of transaction

Elesys is one of the world-leading electronics system manufacturers that develops, manufactures and sells electronic control units for automobiles.

Following the acquisition, Elesys’ advanced ECU control technology is expected to improve NIDEC’s motor performance further and enable low cost and high performance. Additionally, NIDEC expects to expand its business through collaborations with NIDEC’s group companies that manufacture automobile-related products.

2) Funds for transaction	Own funds